Exhibit 99.1

Trident Digital Tech Holdings (Nasdaq: TDTH) Closes US$8 Million Private Placement to Fund Execution of Its Digital Infrastructure and Enterprise AI Strategy

SINGAPORE, September 9, 2026 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) (“Trident” or the “Company”), a Singapore-headquartered digital infrastructure and technology holding company, today announced the closing of a private placement of 20,000,000 Class B ordinary shares (the “Purchased Shares”) at a purchase price of US$0.40 per share, for aggregate gross proceeds of US$8.0 million (including purchases made in USDT and USDC) (the “Private Placement”).

The Private Placement was completed pursuant to a securities purchase agreement dated September 8, 2026. The Company intends to use the net proceeds for its digital assets reserve, working capital and general corporate purposes, including the continued execution of its digital infrastructure, enterprise AI and government technology initiatives across Africa and the Asia-Pacific region.

“This financing materially strengthens our balance sheet at an important stage of Trident’s transformation into a diversified digital infrastructure and AI holding company,” said Soon Huat Lim, Founder, Chairman and Chief Executive Officer of Trident. “Combined with the capital structure initiatives our shareholders approved in July, the new capital positions the Company to fund the execution of Ghana’s digital tax platform and the IRMA Asia joint venture.”

The Purchased Shares issued in the Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and were offered and sold in reliance on the exemption from registration provided by Regulation S and Section 4(a)(2) under the Securities Act. The Purchased Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Purchased Shares issued in the Private Placement are restricted securities and may not be resold except in compliance with applicable securities laws and applicable holding period requirements.

After the closing of the Private Placement, the Company had a total of 28,542,617 Class B ordinary shares issued and outstanding, comprising 8,542,617 Class B ordinary shares issued and outstanding immediately prior to the closing and 20,000,000 Class B ordinary shares issued in the Private Placement.

Further details of the Private Placement will be included in a Report on Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission.

About Trident Digital Tech Holdings Ltd.

Trident Digital Tech Holdings Ltd. (Nasdaq: TDTH) is a Singapore-headquartered digital infrastructure holding company focused on building and operating sovereign-scale technology platforms across emerging markets. The Company’s strategy centers on entering high-growth economies through trusted digital identity infrastructure and expanding across adjacent verticals spanning government technology, artificial intelligence, cybersecurity, digital commerce, agritech, and transaction-driven services. Trident’s active initiatives include national digital identity mandates, MSME digital tax formalization platforms, enterprise AI deployment, and cybersecurity solutions across Africa and the Asia-Pacific region. With active operations and strategic initiatives in Ghana and Asia-Pacific markets, Trident is positioning itself to capitalize on one of the world’s largest long-term opportunities in digital transformation infrastructure, enterprise AI deployment, and sovereign-scale technology modernization.

For more information, visit: https://tridentity.me

Forward-Looking Statements

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “targets,” “projects,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “potential,” “continue,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. This announcement contains forward-looking statements regarding the Company’s strategic initiatives, expansion plans, projected market opportunities, anticipated platform adoption, onboarding targets, projected revenue opportunities, operational deployment expectations, platform scalability, monetization opportunities, AI integration opportunities, strategic partnerships, potential acquisitions, regulatory developments, government contracting processes, and future business performance.

Forward-looking statements involve inherent risks and uncertainties, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: materialization and implementation of the Company’s strategic initiatives; potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; any actions by third parties including government agencies; the expected growth of the digital solutions market; cybersecurity risks; the geopolitical, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Office: (646) 893-5835 | Email: investor@tridentity.me